EXHIBIT 99.3


                   Oct. 18, 2000


                   For media inquiries:               For financial inquiries:
                   Katherine Taylor                   John Hecht
                   Investor Relations Manager         Chief Financial Officer
                   815-961-7164                       815-961-2787




                AMCORE FINANCIAL, INC. REPORTS EARNINGS PER SHARE
                        OF 40 CENTS FOR 3RD QUARTER 2000
                       NON-PERFORMING ASSETS DECREASE 14%

    ROCKFORD, IL -- AMCORE Financial, Inc. reported diluted earnings per share of $0.40 on net income of $10.8 million for the third quarter of 2000. Loans and deposits both increased, while operating expenses declined as a result of expense reductions related to the streamlined organizational structure. Non-performing assets decreased $4.8 million or 14 percent from the second quarter of 2000 to third quarter of 2000.

    "Fundamentally we have done well this quarter. The performance of our core businesses was solid," said Robert J. Meuleman, chairman and chief executive officer. "We are reporting an increase in earnings per share even though we are experiencing margin pressures due to higher funding costs."

    HIGHLIGHTS
    ----------

     o Diluted earnings per share in the third quarter rose to $0.40, a 2.6 percent increase from $0.39 in the third quarter of 1999.

     o Total non-performing assets declined $4.8 million or 14 percent from June 30, 2000.

     o Average loans for the third quarter were up 4.4 percent, or $115 million, from the same period last year. Excluding securitized loans, average loans would have grown 6.7 percent.

     o Average deposits were up 4.2 percent, or $123 million, from the same period last year.

     o Net interest margin contracted 5 basis points to 3.26 percent from the second quarter of 2000, primarily the result of higher funding costs.

     o Operating expenses declined $554,000 or 1.9 percent compared to the third quarter of 1999 due to savings from the bank charter consolidation.

     o Average diluted shares outstanding decreased 1.0 percent or 255,000 shares from the second quarter of 2000 due to the stock buy-back program.

    EARNINGS SUMMARY
    ----------------

    Net income for the third quarter was $10.8 million, a 3.9 percent decrease from $11.2 million in the third quarter of 1999. The decrease in net income was related to stock repurchase costs and balance sheet repositioning, which included a $56.5 million average decrease in the investment portfolio and the sale of $55.3 million in auto loans. This sale is expected to enhance liquidity, diversify funding sources and reduce the dependence on wholesale deposits.

    The sale of auto loans, in addition to providing liquidity, also resulted in non-interest income of $697,000. The provision for loan losses was increased $300,000 over the second quarter of 2000. The net impact on earnings per share for these third quarter items approximated $.01 per share.

    "The improvements we made to our balance sheet will decrease our interest rate risk exposure going forward," said Meuleman. "In addition, tighter pricing and credit standards implemented during the third quarter should lower our credit risk exposure."

    Average earning assets rose 2.1 percent, which combined with a 39 basis point increase in asset yields from the same period last year, contributed to a $5.8 million increase in interest income. The growth in average earning assets was led by a $115 million or 4.4 percent increase in average loans. The sale of auto loans and the securitization of 1 - 4 family mortgage loans impacted loan growth. Excluding these transactions totaling $106.8 million, average loans would have risen by 6.7 percent.

    These increases were impacted by an $8.3 million or 19.6% increase in interest expense as the average rate paid on interest bearing liabilities rose 75 basis points to 5.55 percent from 4.80 percent in the third quarter of 1999. Overall, net interest income declined $2.5 million or 7.4% as the net interest margin declined 34 basis points to 3.26 percent from 3.60 percent in the third quarter of 1999.

    Interest-bearing demand and savings deposit rates rose 88 basis points in the third quarter of 2000 compared to the third quarter of 1999. Time deposits saw a 66 basis point rate increase for the same period.

    "Margins continue to be pressured due to increases in funding costs," said Meuleman. "We, like many banks, have experienced higher liability costs to fund balance sheet activity."

    Total operating expenses declined $554,000 or 1.9 percent from a year ago to $29.3 million as a result of the streamlined organizational structure. As previously announced, medical costs continued at elevated levels due to a high frequency of larger claims and higher than expected inflation in the Company's self-funded benefit trust account. Total personnel costs were up 1.3 percent due exclusively to increased medical costs. Excluding $450,000 of increased medical costs in the quarter, total personnel costs would have decreased 1.5 percent.

    Total occupancy expenses were higher, due in part to the expansion of the Crystal Lake, IL, facility, rental expenses associated with our new Huntley, IL, branch and the expenses related to the centralization of loan operations. Crystal Lake and Huntley are located in McHenry County, the sixth fastest growing county in the nation, which is located in the high growth corridor along Interstate 90. AMCORE is directing more of its resources along this growth corridor, which has a high concentration of customers likely to purchase asset management and commercial business services. AMCORE will also be looking to expand its presence in other markets along the I-90 growth corridor.

    Trust and asset management revenues were flat at $7.5 million in the third quarter of 2000. Inadequate service provided by an unrelated third-party administrator led to the loss of $100 million in 401(k) employee benefit accounts. Employee benefit fees consequently decreased $175,000 between the third quarter of 2000 and the third quarter of 1999. This situation is being corrected by bringing administrative and record keeping in-house with AMCORE Capital Value (formerly Wellmark Capital Value, Inc.), which was acquired in March of 1999.

    During the third quarter, 535,000 shares were repurchased at an average price of $17.55 per share.

    ASSET QUALITY AND RESERVES
    --------------------------

    The allowance for loan losses to ending loans increased to 1.08 percent at September 30, 2000 from 1.06 percent at September 30, 1999. When compared to the previous quarter end, the ratio was flat. Reserve coverage of non-performing loans was 119 percent at September 30, 2000, up from 103 percent at June 30, 2000. Total non-performing assets at quarter end were $28.3 million, or 0.66 percent of total assets. This was a $4.8 million, or 14 percent, decrease from $33.1 million at June 30, 2000. Net charge-offs represented 46 basis points annualized of average loans for the third quarter compared to 27 basis points in the third quarter of 1999.

    The majority of the increase in net charge-offs was due to a $1.2 million charge of a grain elevator credit and a $419,000 charge of a loan to a furniture store. "We are pleased with the decrease of non-performing assets," said Meuleman. "This progress is reflective of a concentrated effort during the third quarter."

    AMCORE Financial, Inc. focuses on delivering high performance asset management and tailored financial products to business customers in attractive Midwestern markets. The Company is headquartered in Northern Illinois with investment assets under administration of $5 billion and banking assets of $4.3 billion with 64 locations in Illinois and Wisconsin.

    The company has two financial services companies: AMCORE Mortgage, Inc. and AMCORE Investment Group. AMCORE Mortgage provides a variety of mortgage lending products and services to individuals. AMCORE Investment Group provides the following services: trust, brokerage, capital management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

    This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "should," "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.

    Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors - many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements.

    These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers;
(IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations;
(IX) unanticipated changes in industry trends; (X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) inability to fully realize cost savings from the new organizational structure within the expected time frame or additional or unexpected costs are incurred;
(XIV) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XV) technological changes; (XVI) changes in Generally Accepted Accounting
Principles: and (XVII) inability of third-party vendors to perform critical services to the company or its customers.

    AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at http://www.AMCORE.com and at www.VintageFunds.com.

                             AMCORE Financial, Inc.
                     CONSOLIDATED KEY FINANCIAL DATA SUMMARY

(in thousands, except share data)
                                                                   Quarter Ended September 30,
                                                            ----------------------------------------
                                                                                            Percent
Financial Highlights                                          2000            1999          Change
----------------------------------------------------------------------------------------------------
Net revenues, including security gains.................     $ 46,905       $ 48,163         (2.6%)
Net interest income - FTE..............................       33,181         35,944         (7.7%)
Operating expenses.....................................       29,258         29,812         (1.9%)
Net income from operations.............................       10,794         11,237         (3.9%)
Net income.............................................       10,804         11,237         (3.9%)
Basic earnings per share from operations...............         0.40           0.40          0.0%
Basic earnings per share...............................         0.40           0.40          0.0%
Diluted earnings per share from operations.............         0.40           0.39          2.6%
Diluted earnings per share.............................         0.40           0.39          2.6%
Cash dividends per share...............................         0.16           0.14         14.3%
Book value per share...................................        11.05          10.79          2.4%

(in thousands, except share data)
                                                                  Nine Months Ended September 30,
                                                            ----------------------------------------
                                                                                           Percent
Financial Highlights                                          2000           1999          Change
----------------------------------------------------------------------------------------------------
Net revenues, including security gains.................    $ 141,457       $ 142,043        -0.4%
Net interest income - FTE..............................      102,704         105,443        -2.6%
Operating expenses.....................................       89,042          90,161        (1.2%)
Net income from operations.............................       32,421          32,166         0.8%
Net income.............................................       32,572          28,399        14.7%
Basic earnings per share from operations...............         1.19            1.13         5.3%
Basic earnings per share...............................         1.20            1.00        20.0%
Diluted earnings per share from operations.............         1.18            1.12         5.4%
Diluted earnings per share.............................         1.19            0.99        20.2%
Cash dividends per share...............................         0.48            0.42        14.3%
Book value per share...................................

(in thousands, except share data)                               Trailing Twelve Months Ended
                                                                        September 30,
                                                            ----------------------------------------
                                                                                          Percent
Financial Highlights                                          2000          1999          Change
----------------------------------------------------------------------------------------------------
Net revenues, including security gains.................     $190,009      $189,899         0.1%
Net interest income - FTE..............................      138,587       139,103        (0.4%)
Operating expenses.....................................      117,575       120,274        (2.2%)
Net income from operations.............................       43,665        43,175         1.1%
Net income.............................................       44,322        39,767        11.5%
Basic earnings per share from operations...............         1.59          1.52         4.6%
Basic earnings per share...............................         1.62          1.39        16.5%
Diluted earnings per share from operations.............         1.57          1.51         4.0%
Diluted earnings per share.............................         1.60          1.38        15.9%
Cash dividends per share...............................         0.62          0.56        10.7%
Book value per share...................................

                                                  Quarter Ended September 30,                  Nine Months Ended September 30,
                                             -------------------------------------------------------------------------------------
Key Financial Ratios (A)                       2000           1999         Change          2000              1999          Change
----------------------------------------------------------------------------------------------------------------------------------
   Return on average assets................    0.99%          1.06%        (0.07%)         1.00%             1.03%         (0.03%)
   Return on average equity................   14.70%         14.71%        (0.01%)        15.10%            13.78%          1.32%
   Net interest margin (FTE)...............    3.26%          3.60%        (0.34%)         3.34%             3.55%         (0.21%)
   Efficiency Ratio (FTE)  ................   59.31%         58.65%         0.66%         59.75%            60.10%         (0.35%)

(A) All ratios have been adjusted to exclude restructuring charges.

                                                    Quarter Ended September 30,               Nine Months Ended September 30,
                                             -------------------------------------------------------------------------------------
                                                                           Percent                                         Percent
Income Statement                               2000            1999        Change          2000              1999          Change
----------------------------------------------------------------------------------------------------------------------------------
Interest income............................  $ 81,448       $ 75,670          7.6%      $ 241,203         $ 222,464           8.4%
Interest expense...........................    50,494         42,232         19.6%        145,262           124,581          16.6%
                                             -------------------------------------------------------------------------------------
   Net interest income.....................    30,954         33,438         (7.4%)        95,941            97,883          (2.0%)
Provision for loan and lease losses........     2,640          2,613          1.0%          7,370             6,990           5.4%
Non-interest income:
   Trust and asset management income.......     7,491          7,497         (0.1%)        22,666            21,793           4.0%
   Service charges on deposits.............     2,932          2,606         12.5%          8,327             7,232          15.1%
   Mortgage revenues.......................     1,793          1,791          0.1%          3,913             6,485         (39.7%)
   Other...................................     3,696          3,172         16.5%          9,475             8,419          12.5%
                                             -------------------------------------------------------------------------------------
      Total non-interest income............    15,912         15,066          5.6%         44,381            43,929           1.0%
Net security gains.........................        39           (341)      (111.4%)         1,135               231         391.3%
Operating expenses:
   Personnel costs.........................    16,722         16,513          1.3%         50,011            50,378          (0.7%)
   Net occupancy expense...................     1,950          1,688         15.5%          5,502             5,039           9.2%
   Equipment expense.......................     1,988          2,299        (13.5%)         6,452             6,867          (6.0%)
   External data processing expense........     1,458          1,536         (5.1%)         4,534             4,629          (2.1%)
   Professional fees.......................       923          1,162        (20.6%)         3,056             3,159          (3.3%)
   Advertising and business development....       863            975        (11.5%)         3,005             2,738           9.8%
   Amortization of intangible assets.......       529            498          6.2%          1,586             1,493           6.2%
   Communication expense...................       951            951          0.0%          2,993             3,081          (2.9%)
   Other...................................     3,874          4,190         (7.5%)        11,903            12,777          (6.8%)
                                             -------------------------------------------------------------------------------------
      Total operating expenses.............    29,258         29,812         (1.9%)        89,042            90,161          (1.2%)
                                             -------------------------------------------------------------------------------------
Income before income taxes.................    15,007         15,738         (4.6%)        45,045            44,892           0.3%
Income taxes...............................     4,213          4,501         (6.4%)        12,624            12,726          (0.8%)
                                             -------------------------------------------------------------------------------------
Net income from operations.................  $ 10,794       $ 11,237         (3.9%)      $ 32,421          $ 32,166           0.8%
Restructuring charges, net of tax..........       (10)             -           N/M           (151)            3,767            N/M
                                             -------------------------------------------------------------------------------------
Net income.................................  $ 10,804       $ 11,237         (3.9%)      $ 32,572          $ 28,399          14.7%
                                             -------------------------------------------------------------------------------------

Average shares outstanding - basic (000)...    26,885         28,306         (5.0%)        27,153            28,344          (4.2%)
Average shares outstanding - diluted (000).    27,166         28,731         (5.4%)        27,465            28,785          (4.6%)
Ending shares outstanding (000)............    26,590         28,318         (6.1%)

AMCORE Financial, Inc.

                                                                     Quarter Ended September 30,
                                                           ----------------------------------------------------------
                                                                     2000                           1999
                                           --------------------------------------------------------------------------
(in thousands)                               Ending          Average         Yield/          Average         Yield/
                                             Balance         Balance          Rate           Balance          Rate
---------------------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities....................    $ 964,484       $ 969,184        6.88%          $ 986,244        6.65%
   Tax-exempt securities (FTE)...........      295,534         297,188        7.68%            336,608        7.80%
   Other earning assets..................       12,868          20,239        6.68%             26,535        4.63%
   Loans held for sale...................       30,604          45,932        9.05%             16,116        7.00%
   Loans, net of unearned income (FTE)...    2,695,999       2,740,658        8.69%          2,625,129        8.26%
                                           --------------------------------------------------------------------------
      Total Earning Assets (FTE).........  $ 3,999,489     $ 4,073,201        8.19%        $ 3,990,632        7.80%
      Intangible assets..................       17,203          17,460                          17,843
      Other non-earning assets...........      285,025         233,609                         193,334
                                           --------------------------------------------------------------------------
      Total Assets.......................  $ 4,301,717     $ 4,324,270                     $ 4,201,809
                                           --------------------------------------------------------------------------

Liabilities and Stockholders' Equity:
   Interest bearing deposits.............  $ 2,705,624     $ 2,718,006        5.26%        $ 2,594,031        4.50%
   Non-interest bearing deposits.........      371,966         352,189                         352,709
                                           --------------------------------------------------------------------------
      Total Deposits.....................  $ 3,077,590     $ 3,070,195                     $ 2,946,740
                                           --------------------------------------------------------------------------
   Short-term borrowings.................      552,342         570,567        6.45%            594,019        5.68%
   Long-term borrowings..................      320,733         330,196        6.37%            301,779        5.71%
                                           --------------------------------------------------------------------------
      Total Interest Bearing Liabilities.    3,578,699       3,618,769        5.55%          3,489,829        4.80%
      Other liabilities..................       57,123          61,256                          56,216
                                           --------------------------------------------------------------------------
      Total Liabilities..................  $ 4,007,788     $ 4,032,214                     $ 3,898,754
      Stockholders' Equity...............      293,929         292,056                         303,055
                                           --------------------------------------------------------------------------
      Total Liabilities and
      Stockholders' Equity...............  $ 4,301,717     $ 4,324,270                     $ 4,201,809
                                           --------------------------------------------------------------------------

                                                      Nine Months Ended September 30,
                                           ---------------------------------------------------------
                                                      2000                        1999
                                           ---------------------------------------------------------
(in thousands)                                 Average        Yield/       Average           Yield/
                                               Balance         Rate        Balance            Rate
----------------------------------------------------------------------------------------------------
Assets:
   Taxable securities....................     $ 995,903        6.91%     $ 1,022,405          6.35%
   Tax-exempt securities (FTE)...........       301,030        7.68%         341,102          7.76%
   Other earning assets..................        18,000        6.33%           2,402          4.25%
   Loans held for sale...................        25,130        8.71%          22,473          6.08%
   Loans, net of unearned income (FTE)...     2,763,162        8.51%       2,555,331          8.33%
                                           ---------------------------------------------------------
      Total Earning Assets (FTE).........   $ 4,103,225        8.07%     $ 3,943,713          7.75%
      Intangible assets..................        17,778                       18,305
      Other non-earning assets...........       214,478                      228,932
                                           ---------------------------------------------------------
      Total Assets.......................   $ 4,335,481                  $ 4,190,950
                                           ---------------------------------------------------------

Liabilities and Stockholders' Equity:
   Interest bearing deposits.............   $ 2,719,350        5.04%     $ 2,562,902          4.49%
   Non-interest bearing deposits.........       359,552                      357,221
                                           ---------------------------------------------------------
      Total Deposits.....................   $ 3,078,902                  $ 2,920,123
                                           ---------------------------------------------------------
   Short-term borrowings.................       591,436        6.21%         597,075          5.70%
   Long-term borrowings..................       320,637        6.29%         305,751          5.71%
                                           ---------------------------------------------------------
      Total Interest Bearing Liabilities.     3,631,423        5.34%       3,465,728          4.81%
      Other liabilities..................        57,800                       55,989
                                           ---------------------------------------------------------
      Total Liabilities..................   $ 4,048,775                  $ 3,878,938
      Stockholders' Equity...............       286,706                      312,012
                                           ---------------------------------------------------------
      Total Liabilities and
      Stockholders' Equity...............   $ 4,335,481                  $ 4,190,950
                                           ---------------------------------------------------------

                                           ------------------------------------------------------------------------------
                                                                         Quarter Ended
                                           ------------------------------------------------------------------------------
                                                     September 30,           Percent         December 31,     Percent
Asset Quality (in thousands)                     2000            1999        Change              1999         Change
-------------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses.........     $ 29,013        $ 28,435         2.0%             28,377         2.2%
Net charge-offs..........................        3,173           1,814        74.9%              3,618       (12.3%)
Net charge-offs to average loans (B).....        0.46%           0.27%        0.19%              0.53%       (0.07%)

                                           -------------------------------------------
                                                  Nine Months Ended September 30,
                                           -------------------------------------------
                                                                             Percent
Asset Quality (in thousands)                     2000         1999           Change
--------------------------------------------------------------------------------------
Ending allowance for loan losses.........
Net charge-offs..........................        6,148        4,958           24.0%
Net charge-offs to average loans (B).....        0.30%        0.26%           0.04%



Non-performing assets:
   Non-performing loans - nonaccrual.....     $ 24,421        $ 20,397        19.7%           $ 17,829        37.0%
   Other real estate owned (OREO)........        2,522           2,063        22.2%              2,675        (5.7%)
   Other foreclosed assets...............        1,404             738        90.2%                958        46.6%
                                           --------------------------------------------------------------------------
      Total non-performing assets........     $ 28,347        $ 23,198        22.2%           $ 21,462        32.1%
                                           --------------------------------------------------------------------------

Loans 90 days past due and still accruing     $ 11,907        $ 10,008        19.0%           $ 10,197        16.8%

(B) On an annualized basis.

                                                     September 30,
Key Asset Quality Ratios                        2000            1999         Change
--------------------------------------------------------------------------------------
   Allowance to ending loans.............        1.08%           1.06%        0.02%
   Allowance to non-performing loans.....      118.80%         139.41%      (20.61%)
   Non-performing loans to loans.........        0.91%           0.76%        0.15%
   Non-performing assets to loans & OREO.        1.05%           0.86%        0.19%
   Non-performing assets to total assets.        0.66%           0.54%        0.12%

Capital Adequacy
--------------------------------------------------------------------------------------
  Total risk-based capital...............       12.35%          12.79%       (0.44%)
  Tier 1 risk-based capital..............       11.37%          11.81%       (0.44%)
  Leverage ratio.........................        7.82%           8.24%       (0.42%)